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                             August 10, 2021

       Carey Hendrickson
       Chief Financial Officer
       U.S. Physical Therapy, Inc.
       1300 West Sam Houston Parkway South, Suite 300
       Houston, TX 77042

                                                        Re: U.S. Physical
Therapy, Inc.
                                                            Form 10-K For The
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            Form 8-K Dated
August 5, 2021
                                                            File No. 001-11151

       Dear Mr. Hendrickson:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For The Fiscal Year Ended December 31, 2020

       Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, Fiscal Year 2020 Compared to Fiscal 2019, page 31

   1. Please respond to the following comments regarding your non-GAAP measures and revise future filings as
necessary:

                                                              Within your
discussion of results of operations, tell us why you present "Gross profit, excluding closure
costs" and "Operating costs, excluding closure costs" without identifying those
measures as non-GAAP and including all of the disclosures required by Item 10(e)(1)(i)
of Regulation S-K. In addition, provide a discussion of the
                                                            reasons for the
significant changes in the related GAAP measures, "Gross profit" and
                                                            "Operating costs as
required by Item 303(b) of Regulation S-K;"
                                                              In future
filings, please more clearly label "Operating Results" as a non-GAAP
 Carey Hendrickson
U.S. Physical Therapy, Inc.
August 10, 2021
Page 2
              measure. Reference Item 10(e)(1)(ii) which states that a registrant should not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

         Please also apply this comment to your Form10-Q and earnings releases included in Form
         8-K.

Form 8-K Dated August 5, 2021

Exhibit 99.1 Registrant's Press Release dated August 5, 2021, page 1

2. Please revise your presentation under "Highlights" in future filings to fully comply with
         Question 102.10 of the Compliance and Disclosure Interpretations on
Non-
         GAAP Financial Measures. In that regard, you should present the most directly comparable GAAP measure to Operating Results and Adjusted EBITDA with equal or greater prominence.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have any questions.



FirstName LastNameCarey Hendrickson                            Sincerely,
Comapany NameU.S. Physical Therapy, Inc.
                                                               Division of
Corporation Finance
August 10, 2021 Page 2                                         Office of Life
Sciences
FirstName LastName